Exhibit 99.4

SUPPLEMENTAL MAILING LIST RETURN CARD

TO:	Golden Star Resources Ltd.
150 King Street West, Sun Life Financial Tower, Suite 1200
Toronto, Ontario
Canada M5H 1J9
Attention: Investor Relations

The undersigned certifies that the undersigned is the owner of securities of Golden Star Resources Ltd. (the “Company”) and requests that the undersigned be placed on the Company’s Supplemental Mailing List in respect of the following:

Interim Financial Statements - Mark this box if you would like to receive the Company’s interim financial statements and accompanying management’s discussion and analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Company’s annual financial statements and accompanying management’s discussion and analysis by mail.	☐

DATE:	, 2019

Signature

Name of shareholder (Please Print)

Mailing Address

		City	Postal Code

		State or Province,	Country

Name and title of person signing if different from name above (please print)

NOTE:	If you wish to be included in the Company’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to Golden Star Resources Ltd., 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada, M5H 1J9, Attention: Investor Relations.